UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 29, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer

























Rio deJaneiro, April 29, 2004

Tele Norte Leste Particiapacoes S/A (NYSE: TNE) announces its
1Q04-consolidated results

Highlights of the Quarter


The fixed plant in service comprised 15.1 million lines at the end of Mar/04, in line with the prior quarter figures, with a utilization rate of 87.2%.

ADSL accesses totaled 284,000 subscribers, up 30.9% from 4Q03, with a penetration rate representing 1.9% of the plant in service.

The mobile plant reached 4.4 million subscribers (+13.2% from 4Q03). Net Additions for the quarter amounted to 515,000.

Net revenues amounted to R$ 3,689 million, increasing by 0.5% and 14.6% on 4Q03 and 1Q03, respectively. For the quarter, wireline ARPU stood at R$ 75 and wireless ARPU reached R$ 24.

Consolidated EBITDA was R$ 1,680 million, growing by 4.9% and 13.1% on 4Q03 and 1Q03, respectively. Consolidated margin stood at 45.6% (43.7% for 4Q03).

Net financial expenses totaled R$ 411 million for the quarter (-22.6% from 4Q03).

Net income for the quarter amounted to R$ 220 million, or R$ 0.57 per thousand shares (US$ 0.20 per ADR), compared to a net loss of R$112 million for 1Q03.

Capital expenditures (Capex) amounted to R$ 197 million, equal to 5.4% of net revenues.

Free Cash flow after capex amounted to R$ 709 million during the quarter.

At the end of March/04, net debt totaled R$ 8,388 million (+R$554 million from Dec/03), after dividend payments in the amount of R$934 million, related to 2003 fiscal year.


Complete English version is available at Acrobat version filed with SEC or at our website http://www.telemar.com.br/ir